Exhibit (a)(5)(A)

IN THE DISTRICT COURT OF SHAWNEE COUNTY, KANSAS

HILARY COYNE,	)
	)	Case No. 14C57
Plaintiff,	)
	)	Division: 1
v.	)
	)	Chapter 60
RICHARD M. FRANK, MICHAEL H.	)
MAGUSIAK, GENERAL TOMMY FRANKS,	)
TIM T. MORRIS, LOUIS P. NEEB, CYNTHIA	)
PHARR LEE, BRUCE M. SWENSON,	)
WALTER TYREE, RAYMOND E.	)
WOOLDRIDGE, CEC ENTERTAINMENT,	)
INC., APOLLO GLOBAL MANAGEMENT,	)
LLC, QUESO HOLDINGS INC. and Q	)
MERGER SUB INC.	)
)
Defendants.	)

CLASS ACTION PETITION

Plaintiff Hilary Coyne (“Plaintiff”), by her attorneys, for her class action petition against defendants, alleges upon personal knowledge as to herself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc. (“CEC” or the “Company”) against the Company and its Board of Directors (the “Board” or the “Individual Defendants”), for breaches of fiduciary duties, and against Apollo Global Management, LLC (“Apollo”), a private investment firm, and its affiliates, Queso Holdings Inc. (“Queso Holdings”) and Q Merger Sub Inc. (“Merger Sub”), for aiding and abetting such breaches of fiduciary duties. Plaintiffs’ claims arise from the Agreement and Plan of Merger between the Company, Queso Holdings and Merger Sub dated January 15, 2014 (the “Merger Agreement”) pursuant to which

Queso Holdings commenced a tender offer (the “Tender Offer”) to acquire all outstanding shares of CEC for $54 per share in cash in a transaction valued at $1.3 billion including the assumption of debt (the “Buyout”) on January 16, 2014. The Tender Offer is set to expire (unless extended) on February 14, 2014.

2. In furtherance of the interest to ensure a sale of the Company without delay from any competition, the Board agreed to an improper lock-up that prevents most potential bidders from coming forward during an unusually short two-week go-shop. Under the terms of the Merger Agreement, the Company can waive or terminate standstill provisions only for a select group of bidders and only during the two-week go-shop. In addition, Section 6.3(d) of the Merger Agreement prevents the Board from granting any agreement to “terminate, amend, release, modify or fail to enforce” a standstill or similar agreement (the “Don’t Ask, Don’t Waive” provision) for any other bidders, thus ensuring that virtually no topping bidder could approach the Company and further requires that any potential bidder that is not otherwise bound by a confidentiality agreement, execute such agreement should it seek any non-public Company information.

3. While Kansas Courts have not addressed the propriety of such Don’t Ask, Don’t Waive standstill provisions, Delaware Courts have repeatedly criticized the use of these provisions.1 See In re Ancestry.com Inc. S’holder Litig., Del. Ch., Cons. C.A. No. 7988-CS (Dec. 17, 2012) (Tr.); In re Complete Genomics, Inc., Del. Ch., Cons. C.A. No. 7888-VCL (Nov. 27, 2012) (Tr.); In re Celera Corp. S’holder Litig., C.A. No. 6304-VCP, 2012 WL 1020479 (Del. Ch. Mar. 23, 2012), aff’d in part, rev’d in part, 59 A.3d 418 (Del. 2012) (rev’d on unrelated

[1]	Kansas modeled its corporate code after Delaware General Corporate Law and “Kansas courts have a long history. . . of looking to the decisions of the Delaware courts involving corporation law” as persuasive authority. Welch v. Via Christi Health Partners, Inc., 281 Kan. 732, 765, 133 P.3d 122 (Kan 2006).

grounds). While the Delaware Court of Chancery has not held that Don’t Ask, Don’t Waive standstill provisions are per se invalid, the Court has been troubled by the use of these provisions and failure by boards to consider the impact of this provision on obtaining a topping bid. The Delaware Court of Chancery has held that the board should have a firm understanding of the provision and should ensure that the Company obtain the highest price available pre-signing of the Merger Agreement if such anti-waiver provision will preclude suitors from submitting a post-signing topping bid. A Board’s decision to agree to this provision without proper market check and without understanding the mechanics of the Don’t Ask, Don’t Waive provision is in breach of its fiduciary duty to stockholders. Here, there are indications that the Board rushed to complete the Buyout without fully considering the impact of this provision. Indeed, the Board agreed to the terms of the Merger Agreement within three days of Apollo’s offer. Moreover, Apollo’s tender offer documents (which were filing on the very same day that the Buyout was announced and mere four days after providing the company with the Buyout price) demonstrate a rush to get the deal done, including such glaring mistakes as reference to the Delaware General Corporate Law for the Kansas corporation. A mistake that took five days to fix.

4. To make matters worse, in addition to the restrictive Don’t Ask, Don’t Waive provision, the Board also agreed to extremely high termination fee of up to nearly 5% of the equity value of the deal (without including another $7 million in expenses) or $46.6 million should the Merger Agreement terminate outside of the go-shop. The Merger Agreement also included various additional unusual deal protection devices such matching rights provision and poison pill – all devices that increase the impact of the restrictive Don’t Ask, Don’t Waive provision.

5. Lastly, the Board hired a conflicted financial advisor, Goldman Sachs & Co. (“Goldman Sachs”), which, in the past ten years alone, has acted as underwriter, co-investor, and advisor to Apollo and its affiliates.

6. For the reasons set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Buyout or, in the event the Buyout is consummated, seeks to recover damages resulting from Defendants’ violations of their fiduciary duties. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

JURISDICTION

7. This Court has jurisdiction over this Action because CEC is incorporated in Kansas and because the improper conduct alleged in this Complaint occurred in and/or was directed at Kansas. Additionally, this Court has jurisdiction over each of the Defendants because they serve as directors and/or officers of a Kansas corporation, and/or conduct business in, Kansas. Further, their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, Kansas.

8. Venue is proper in this Court pursuant to K.S.A. § 60-604 since CEC’s registered office is located in Shawnee County.

9. This action arises under Kansas substantive law and challenges the internal affairs or governance of ALCO and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

THE PARTIES

10. Plaintiff Hilary Coyne is and has been at all times relevant hereto a stockholder of CEC.

11. Defendant CEC is a Kansas corporation with principal executive offices located at 4441 West Airport Freeway, Irving, Texas 75062. CEC is a family dining and entertainment business. CEC trades on the New York Stock Exchange (“NYSE”) under the symbol “CEC.”

12. Defendant Richard M. Frank (“Frank”) has been Executive Chairman of the Company since December 2008. From March 1986 to December 2008, Frank served as Chairman of the Board and Chief Executive Officer (“CEO”) of the Company and has been a member of the Board of Directors of the Company since June 1985. He served as President and Chief Operating Officer (“COO”) from June 1985 until October 1988. He joined the Company in 1985. Since February 2006, Frank has served as a director of Westwood Holdings Group, Inc.

13. Defendant Michael H. Magusiak (“Magusiak”) has been a member of the Board since 1988. Magusiak was elected President of the Company in June 1994 and CEO in December 2008. He previously served as Executive Vice President, Chief Financial Officer (“CFO”) and Treasurer of the Company from June 1988 to June 1994. He was Vice President of the Company from October 1987 to June 1988 and Controller of the Company from July 1987 to January 1989.

14. Defendant General (ret.) Tommy Franks (“Franks”) has been a member of the Board since March 2008. Franks is a member of the Board’s Compensation Committee. Franks has operated Franks & Associates, LLC, a private consulting firm, since 2003.

15. Defendant Tim T. Morris (“Morris”) has been a director of the Company since 1997. Morris is a member of the Board’s Audit Committee and its Compensation Committee. Morris has been the President of Morris Capital Management, LLC since January 1992.

16. Defendant Louis P. Neeb (“Neeb”) has been a member of the Board since August 1994. Neeb is a member of the Board’s Audit Committee and is the Chairman of the Board’s Nominating/Corporate Governance Committee. From August 1982 to present, Neeb has been President of Neeb Enterprises, Inc., a management consulting firm specializing in consulting to restaurant companies.

17. Defendant Cynthia Pharr Lee (“Pharr Lee”) has been a member of the Board since August 1994. Phar Lee is a member of the Board’s Audit Committee and Compensation Committee. Pharr Lee has served as President of C. Pharr & Company, a communications and marketing consulting firm.

18. Defendant Bruce M. Swenson (“Swenson”) has been a member of the Board since June 2011. Swenson is the Chair of the Audit Committee and a member of the Nominating/Corporate Governance Committee. Swenson currently serves as a Managing Director for the investment banking firm Stephens Inc.

19. Defendant Walter Tyree (“Tyree”) has been a member of the Board since 1997. Tyree is a member of the Board’s Compensation Committee and Nominating/Corporate Governance Committee. Since September 2006, Tyree has served as Regional Restaurant Vice President of CBRL Group, Inc., a holding company that, through its subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store.

20. Defendant Raymond E. Wooldridge (“Wooldridge”) has been a director of the Company since June 1997. Wooldridge is the Chairman of the Board’s Compensation

Committee and is a member of the Audit Committee and the Nominating/Corporate Governance Committee. Wooldridge currently serves as a Director of Westwood Holdings Group, Inc and Westwood Trust Company.

21. Defendants Frank, Magusiak, Franks, Morris, Neeb, Phar Lee, Swenson, Tyree and Wooldridge are the “Individual Defendants” herein.

22. Defendant Apollo Global Management, LLC and its subsidiaries (“Apollo”) is a global alternative investment manager with total assets under management of $113 billion

23. Defendant Queso Holdings is a Delaware corporation and is an affiliate of Apollo.

24. Defendant Merger Sub is a Kansas corporation and wholly-owned subsidiary of Queso Holdings formed solely to effectuate the Buyout. Collectively, Queso Holdings and Merger Sub are referred to as “Apollo” herein.

DUTIES OF THE INDIVIDUAL DEFENDANTS

25. By reason of their positions as officers and/or directors of the Company and because of their ability to control the business and corporate affairs of the Company, the Individual Defendants owed the Company and its stockholders the fiduciary obligations of good faith, trust, loyalty, candor, and due care, and were and are required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Company and its stockholders so as to benefit all stockholders equally and not in furtherance of their personal interest or benefit.

26. Each of the Individual Defendant owes to CEC and its stockholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company, in the use and preservation of its property and assets, and to uphold the highest obligations of fair dealing.

27. At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Defendants and of CEC, and was at all times acting within the course and scope of such agency. By virtue of such duties, the officers and directors of CEC were required to, among other things:

(a) Manage, conduct, supervise and direct the business affairs of CEC in accordance with all applicable laws, including federal and states laws, regulations and policies of the Company;

(b) Neither violate, nor permit any officer, director or employee of CEC to violate applicable laws, rules and regulations; and

(c) Conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company’s assets, and to maximize the value of the Company’s stock.

28. The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as fiduciaries of CEC, the absence of good faith on their part, and a reckless disregard for their duties to the Company that the Individual Defendants were aware or should have been aware posed a risk of serious injury to the Company and its stockholders.

29. The Individual Defendants breached their fiduciary duties by agreeing to the Buyout through an inadequate process and at an inadequate price and these actions have damaged CEC stockholders.

CLASS ACTION ALLEGATIONS

30. Plaintiff brings this action pursuant to K.S.A. § 60-223 on behalf of herself and all other stockholders of the Company (except the Defendants herein and any persons, firm, trust,

corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

31. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of January 14, 2014, there were over 17.5 million shares of CEC stock issued and outstanding, with more than 16 million shares owned by stockholders other than Defendants and their affiliates.

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(d) To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

32. There are questions of law and fact that are common to the Class including, inter alia, the following:

(a) Whether the Individual Defendants breached their fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b) Whether Apollo has aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(c) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein.

THE BUYOUT UNDERVALUES THE COMPANY AND IS THE PRODUCT OF

THE INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

Background of the Company

33. CEC is a nationally recognized family dining and entertainment company. The first Company store opened in 1977. The Company was originally incorporated under the name ShowBiz Pizza Place, Inc. and began trading on the NASDAQ Stock Market in 1989. In 1998, the Company changed its name to CEC Entertainment, Inc. and began trading on the New York Stock Exchange under its existing ticker symbol (CEC).

34. CEC develops, operates and franchises family dining and entertainment centers (also referred to as “stores”) under the name “Chuck E. Cheese’s” in 47 states and eight foreign countries and territories. As of December 30, 2012, the Company and its franchisees operated a total of 565 stores, of which 514 were Company-owned stores located in 44 states and Canada. CEC franchisees operated a total of 51 stores located in 15 states and seven foreign countries and territories including Chile, Guam, Guatemala, Mexico, Puerto Rico, Saudi Arabia and the United Arab Emirates.

35. CEC stores offer family dining, musical and comic entertainment by computer-controlled robotic characters, family-oriented arcade-style and skill-oriented games, video games, rides and other activities, all of which are intended to appeal to its primary customer base of families with children between two and twelve years of age.

36. CEC has strong financial prospects as demonstrated by its high cash flows, its conservative business strategy and potential for continued growth as observed by Scott Fearon in a seekingalpha.com article entitled, “A Piece of the Pie: Chuck E Cheese Is a De Facto Leverage Buyout For Everyday Investors:”

If you’ll excuse one more pizza-themed pun, CEC’s 567 locations in 47 states and nine foreign countries make a lot of dough, bringing in over $150 million in annual cash flow. The company’s 22 percent EBITDA margin, 12 percent operating margin, and seven percent net margin are all above industry averages. And yet, even after rallying over 40 percent in the last year, its stock is still cheap by any measure. At its current $41 price, CEC trades at only 3.68x estimated 2013 EBITDA and 5.8x enterprise value. It’s price-earnings ratio is 14x estimated 2013 earnings-per-share of $2.95 and 13x estimated 2014 EPS of $3.20.

Those numbers alone make CEC attractive, but what sets it apart is its management’s commitment to sharing the company’s significant and growing profits with the people who make them possible, its investors. Too many companies today, especially in Silicon Valley, hoard their cash. It’s incredible to me that shareholders allow firms like Apple and Oracle to salt away tens and even hundreds of billions of dollars. Despite its roots in Silicon Valley, CEC takes the opposite approach. In fact, Chuck E. Cheese is one of the biggest and most effective generators of shareholder value in the market.

In the last ten years, the company has bought more than 22 million of its own shares, taking the total number outstanding from over 40 million to 17.5 million as of July of this year. This ongoing buyback program-which Kice assured me will continue even as the stock appreciates-offers everyday investors the chance to get in on a de facto leveraged buyout.

Again, this approach is almost unheard of in today’s corporate world. Many companies buy their own shares, but usually just to offset options they’ve doled out to employees and insiders. Others go the other direction by diluting their stock with secondary offerings. CEC, by contrast, has retired more than half of its outstanding shares in just over a decade. And that’s not the only way the company is giving back to its investors. In the last quarter of 2010, CEC initiated a quarterly dividend of 20 cents, which has risen every year since. It now stands at 24 cents a share, with a yield of 2.3 percent.

Of course, these measures are only possible because CEC brings in a great deal of excess cash, and it will almost certainly continue to do so. Kice told me that company management believes there is room for another 100 Chuck E Cheese locations, but that they only plan to open between 12 and 15 per year. This conservative, long-term growth strategy will keep the company from overspending on expansion. CEC is also relatively adverse to franchising. More than 500 of its 567 outlets are company-owned. This is also a good sign for the future. I’ve seen too many restaurant chains fall into the trap of hyper-growth through mass franchising. Whether it’s Krispy Kreme Donuts or Boston Chicken, it almost always ends the same way-quality and consistency suffer as units proliferate and profitability declines, not just for franchisees but for company-owned stores, as well. Customers don’t know the difference between a corporate location and one owned by a franchisee; they only see the name on the sign out front.

Finally, CEC is literally well-positioned for future growth. More than ten percent of its units are in its home state of Texas, which is experiencing a huge population boom. As I’ve written previously, eight of the fifteen fastest growing cities in the country were in Texas last year. One thing is fueling this explosion: a fast growing economy producing lots of good paying jobs. The state’s GDP rose 13 percent from 2009-2012. I’m always on the lookout for ways to cash in on secular trends like Texas’s upswing, even if it means investing in a singing rodent serving pizza. In the coming years, a lot of new kids in Texas will want to go to Chuck E Cheese, and a lot of new parents will have the money to take them there.

* * *

(Emphasis added.)

37. The Company’s recent performance demonstrates the success of its conservative growth strategy and future prospects. In its Second Quarter 2013 release on August 1, 2013, the Company reported a net income increase of 77.5% to $7.2 million as well as an increase of total revenue in 2013 by 5.2% to 191.9 million. The Company also reported an increase in net income for the first six months of 2013 by 11.3% to $40.5 million as well as an increase of total revenues for the first six months by 4.2% to $447.2 million.

38. Commenting on the Company’s performance, Magusiak, the Company’s President and CEO, stated:

Our management team is pleased with the revenue and profit results of the second quarter and first half of 2013. Revenue in the second quarter increased 5.2%, driven by our 2.9% growth in comparable store sales and new store development. The combination of increased revenue and the implementation of our profit strategies improved our store level operating margins by 250 basis points…. We believe that we have developed a solid plan to increase comparable store sales, grow our concept with both domestic and international new locations and improve our profitability. Our team is focused and dedicated to executing and continuously improving our strategy.

(Emphasis added.)

39. The Company’s international growth is particularly promising as noted by seekingalpha.com article, “CEC Entertainment Has an Upcoming Promotion and Long-term International Growth:”

Chuck E. Cheese is the largest family entertainment chain in the United States with over 500 locations. Over 2 million birthday parties are hosted at the company’s locations each year. The company, which has over 500 restaurants in the United States, is rapidly working on franchising and growing its concept on an international basis. That catalyst, along with new marketing plans, should send shares of parent company CEC Entertainment (CEC) higher.

* * *

40. In its Third Quarter financial release on October 31, 2013, the Company confirmed its expectation to continue its store growth and announced that it expected to open a total of eight to nine new Company-owned stores in 2013 as well as twelve to fifteen new Company-owned stores in 2014. The Company also reported a total revenue increase for the first 9 months of 2.8% to $643.2 million as compared to $625.7 million as compared to the first nine months of 2012. The Company further reported a net income increase for the first nine months of 2013 of 8.4% to $47.9 million as compared to $44.2 million in 2012. Diluted earnings per share also increased to $2.78 per share as compared to diluted earnings of $2.50 per share. The Company’s Board also approved a 13% increase in the Company’s quarterly cash dividends.

41. Because CEC operates in a niche market, it has a great deal of potential growth as a result of lessened competition. Indeed, this focus on its target market of families and children has allowed the Company to make a strong comeback, according to Nick Friedman of The Motley Fool:

CEC Entertainment (NYSE: CEC), the company behind the famous Chuck E. Cheese chain, is seeing its stock soar to all-time highs. Did you think the chain was left for dead along with the 1980s video arcades? Think again! While traditional fast food restaurants are migrating away from the young child demographic, the chain with the slogan “where a kid can be a kid” is thriving in a niche that has been ditched by its larger competitors.

In the summer 2012, the lovable rat was given a makeover. CEC turned Chuck E. into a “hip, electric-guitar-playing rock star.” It centered its marketing on this new image while spending millions more on televised and digital advertising. The strategy is paying off. Last quarter CEC reported an overall revenue increase of 5.2% to $191.9 million, a same-store sales increase of 2.9%, and an eye-popping 77.5% surge in net income to $7.2 million, or $0.42 per share.

Ronald McDonald no more

At the same time that CEC is stepping up its focus on the modern day child, many of its competitors are shying away from this demographic as they focus on bigger ticket items for adults. McDonald’s (NYSE: MCD), once most famous as the home of Ronald McDonald, has killed off its friendly clown. He’s been replaced with Mighty Wings, McCafe Lattes, and Angus burgers that all target adults. It’s even adding a Starbucks-like décor to its restaurants. In its latest conference call, COO Tim Fenton stated, “In the U.S., we continue to see average sales lift from our reimage restaurants approaching 67%, above the local market after one year. In 2013, we plan to reimage over 1,600 restaurants globally.” While clearly this strategy is paying off for McDonald’s, this reimage focus away from kids is an opportunity for Chuck E. Cheese. RIP Ronald McDonald. Long live the king mouse of cheese.

* * *

Look for CEC to continue to grow sales and net income as it picks up where McDonald’s, Burger King, and Jack in the Box left off. Kids aren’t going to stop being kids. Pay particular attention to CEC’s same store sales to confirm that its marketing strategies are working. The more kids come to CEC to eat, the more it will be CEC’s shareholders who are the ones that get fat. Fat in the wallet, that is.

(Emphasis added.)

The CEC Board Impermissibly Locked Up the Buyout

42. In an effort to lock-up the Buyout and quickly complete the deal, the Board agreed and Apollo to several onerous deal protection devices that, in concert, prevent a topping bidder from coming forward.

43. First, the Board agreed to an unusually short period within which the Company may initiate and encourage alternative acquisition proposals from select third parties and provide non-public information until January 29, 2014 (the “Go-Shop Period”). The Go-Shop Period is further limited to communication only with a “Qualified Pre-Existing Bidder” or only those parties: (1) with whom the Company executed confidentiality agreement in connection with its exploration of a potential sale of the Company beginning on October 6, 2013 and (2) which were invited by the Company to make a proposal in the second round of the sales process. In connection with these select bidders, the Company is allowed to waive or terminate any standstill agreement but may not waive or terminate any standstill agreement with any other potential topping bidder:

SECTION 6.3 Go Shop; No Solicitation.

(a) During the period commencing on the date of this Agreement and ending at 4:59 p.m. (New York time) on January 29, 2014 (the “Go-Shop Period”), the Company and its Subsidiaries’ respective directors, officers, employees, consultants, advisors (including its investment bankers, attorneys, accountants, consultants and financial advisors) (collectively, “Representatives”) retained in connection with the Transactions shall be permitted to, directly or indirectly (x) continue to solicit, initiate, encourage and facilitate any inquiry, discussion, offer or request from a Qualified Pre-Existing Bidder that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (y) grant a waiver or terminate any “standstill” or similar obligation of a Qualified Pre-Existing Bidder with respect to the Company or any of its Subsidiaries to allow such Person to submit a Takeover Proposal in compliance with this Section 6.3 and (z) continue to engage in discussions and negotiations with, and furnish non-public information relating to the Company and its Subsidiaries and afford access to the books and records of the Company and its Subsidiaries to any Qualified Pre-Existing Bidder in connection with a Takeover Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a

Takeover Proposal; provided, that the Company has previously provided or made available (or concurrently provides or makes available) such information to Parent. The Company (i) shall advise Parent orally and in writing of the receipt by the Company or any of its Subsidiaries, or any of its or their respective Representatives, of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations from any Qualified Pre-Existing Bidder regarding any Takeover Proposal, specifying the material terms and conditions thereof and the identity of the Qualified Pre-Existing Bidder making the Takeover Proposal or request, (ii) deliver to Parent unredacted copies of all proposed transaction documents received by the Company or any of its Representatives from any such Qualified Pre-Existing Bidder or its Representatives relating to any such Takeover Proposal, and (iii) advise Parent orally and in writing of any material modifications to the financial or other material terms and conditions of such Takeover Proposal and any material developments, discussions or negotiations regarding any Takeover Proposal, in each case on a current basis (and in any event within twenty-four (24) hours) of the Company’s receipt thereof. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Qualified Pre-Existing Bidder which prohibits the Company from providing such information to Parent and shall otherwise keep Parent informed on a current basis (and in any event within twenty-four (24) hours) of the status of any discussions or negotiations and of any modifications to such inquiries, proposals or offers, including any change in the Company’s intentions as previously stated.

44. During the Go-Shop Period, the Merger Agreement explicitly prohibits the Company from talks with any other party other than a Qualified Pre-Existing Bidder. Moreover, once the Go-Shop Period ends, the Company may not solicit any alternative proposals; enter or participate in any discussions; furnish any public information; or terminate, amend, release, modify or fail to enforce any standstill:

(d) Except with respect to Qualified Pre-Existing Bidders during the Go-Shop Period as provided in Section 6.3(a), from the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, shall cause its Subsidiaries not to, and shall not permit its or its Subsidiaries’ Representatives to, directly or indirectly, (i) solicit, initiate, knowingly facilitate (including by way of furnishing information) or knowingly encourage any inquiries regarding, or the making of any proposal or offer from, any Person that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into or participate in any discussions or negotiations with (other than to state the Company is not permitted to have discussions), or furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the books or records of the Company or its Subsidiaries to, any Person that, to the Knowledge of the

Company, is seeking to make, or has made, a Takeover Proposal, (iii) execute or enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) or resolve, agree or propose to do any of the foregoing or (iv) terminate, amend, release, modify or fail to enforce any provision (including any standstill or other provision) of, or grant any permission, waiver or request under any confidentiality, standstill or similar agreement (including an Acceptable Confidentiality Agreement). Except with respect to Qualified Pre-Existing Bidders during the Go-Shop Period as provided in Section 6.3(a), the Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal as of the date hereof, shall take reasonable steps to inform its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 6.3 and shall promptly request that all confidential information previously furnished to any such third parties and their respective Representatives be returned or destroyed promptly.

45. Second, the Merger Agreement permits the Board to provide non-public and confidential Company information only upon receipt of a written takeover proposal that the Board believes may lead to a superior proposal to that of the Buyout and only after executing a confidentiality agreement (one that likely contains a standstill):

(e) At any time after the expiration of the Go-Shop Period and prior to the Acceptance Time, following the receipt by the Company of an unsolicited bona fide written Takeover Proposal, if the Company Board determines in good faith (i) that such unsolicited bona fide written Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such unsolicited bona fide written Takeover Proposal would be inconsistent with its fiduciary duties, then the Company may, in response to such Takeover Proposal, (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such unsolicited bona fide written Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, so long as any non-public information provided under this clause (x) has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person if it has not been provided to Parent previously, and (y) participate in discussions and negotiations regarding such unsolicited bona fide written Takeover Proposal.

46. Third, Apollo secured for itself various deal protection devices as a matching-rights provision, as well as notice of the terms of any superior proposal, which would allow it to match any potential offer such that it would no longer constitute a superior proposal, thus further discouraging higher bids for the Company. In addition, should the Company terminate the agreement during the Go-Shop as a result of a superior proposal from a Qualified Pre-Existing Bidder, the termination fee will be 1.75% of the sum of (1) the offer price multiplied by the number of outstanding shares on a fully diluted basis plus (2) $385 million or $23.3 million – approximately 2.5% of the total equity value of $946.67 million. Should the Company terminate the Merger Agreement outside of the Go-Shop Period, the Company must pay Apollo a termination fee of 3.5% of the sum of (1) the offer price times the number of shares outstanding plus (2) $385 million or $46.6 million – nearly 5% of the total equity value. In addition, CEC must pay Apollo a whopping $7 million in expenses.

47. In addition, the Board agreed to provide Apollo with a top-up option (the “Top Up”) whereby Apollo can attain the 90% plus one shares necessary to accompany a short-form merger squeeze out even only 50% of the CEC stockholders tender their shares. In addition, the Tender Offer began on January 16, 2013, concurrently with the limited Go-Shop Period, thereby further limiting the success of the already short Go-Shop Period.

48. The Board also approved a stockholders’ rights plan, or “poison pill,” that allows stockholders to exercise an option if an investor other than Apollo acquires more than a 10-percent interest in CEC (the “Rights Plan”). Under the Rights Plan, the Company authorized and declared a dividend of one preferred share purchase right (the “Right”), representing the right to purchase one tenth-thousand of a preferred share. If an investor acquires 10% or more of the Company’s outstanding common stock, the Rights Plan will entitle the Company’s stockholders, other than the opportunity to purchase, at the exercise price of the Right, such number of shares of CEC common stock having a current value of twice the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction after an investor acquires 10% or more of the Company’s outstanding common stock, the Rights Plan would entitle its holders the opportunity to purchase, at the exercise price of the Right, such number of shares of the common stock of such other party to the merger or other business combination having a current value of twice the exercise price of the Right.

49. Together, these protective devices limit the opportunity for a topping bidder to come forward. Moreover, the Go-Shop Period is meaningless given the unusually short duration and the fact that it is limited only to certain select group of potential bidders and does not allow the Company to solicit new bidders or even contact bidders who did not reach the second phase of negotiations and therefore are not classified as Qualified Pre-Existing Bidders. In fact, the Merger Agreement contractually prohibits the Company from waiving any standstill agreement, outside of the narrow group of Qualified Pre-Existing Bidders who can participate in the Go-Shop Period and further requires that potential bidders that provide a takeover proposal following the end of the Go-Shop Period execute a confidentiality (and likely standstill agreement) that the Company may not waive. As a result, potential bidders are contractually prohibited from pursuing any other method of acquiring the Company, such as a tender offer. Indeed, given the deal protection devices in the Merger Agreement, which give Apollo superior knowledge and matching rights that would allow it to beat any superior proposal, a tender offer may be a potential bidder’s best chance for effectuating a competing bid for the Company.

50. Thus, potential bidders will be precluded from submitting a superior offer for the Company under their standstill agreements or seeking a waiver of the standstill provision from the Company. For example, should the standstill provision prohibit a potential bidder from approaching the Company with a proposal without an invitation from the Company, the

Company would be prohibited from any further discussion with that potential bidder if that bidder is not classified as a Qualified Pre-Existing Bidder. Moreover, the terms of the Merger Agreement altogether prohibit potential bidders with standstill agreements from engaging in a competing tender offer for the Company, thus limiting a potential higher bid for the Company’s stockholders.

51. Indeed, the Go-Shop Period is not only unlikely to provide the Company with a topping bid, but is also unlikely to maximize stockholder value. Indeed, various articles, including those published in The Wall Street Journal have noted that “go-shops” usually result in lower prices for companies than if the board does its job and searches out potential buyers beforehand. In this regard, a July 4, 2013 article in The Wall Street Journal entitled “When Shopping Sprees Go Wrong” reported as follows:

For 30 days this spring, BMC Software Inc.’s investment bankers looked for a buyer to top a standing offer it had negotiated with a group of private-equity firms.

The Houston software maker had been up for sale for several months in a relatively public process before inking a deal in early May to be acquired for $46.25 a share by a group led by Bain Capital LLC and Golden Gate Capital. Partly given that news reports made clear the company was on the block, BMC’s advisers told executives it was “unlikely” any other buyout firms would subsequently emerge with a better offer, according to securities filings.

They were right. Of seven buyout firms solicited during the so-called go-shop period, only two asked to see BMC’s confidential financial information; none of the company’s nine competitors that were contacted expressed interest, according to the filing.

It isn’t unusual for such after-the-fact auctions to fail to ferret out a higher offer. Indeed, a new analysis suggests that, in many cases, holding go-shops shortchanges shareholders. That is because a buyer might hold back on price if the seller insists on continuing to seek bidders.

“Go-shops aren’t free. They come with a little depression in the offering price,” said Neil Kaufman, who heads the corporate department at New York- based law firm Abrams, Fensterman, Fensterman, Eisman, Formato, Ferrara & Einiger LLP.

“That puts pressure on boards to choose wisely on whether to use a go-shop, what type of go-shop to use and how best to run the process.”

A new study out of Columbia University aims to put figures on the phenomenon. Researchers analyzed 321 transactions that were announced, but not necessarily completed, between the start of 2004 and the end of 2011. To eliminate the complexities inherent in stock deals and those in which savings are seen from combining companies, they examined only deals in which the buyer was a private-equity firm or other financial entity paying cash for its target.

After controlling for factors including the size of the target company, the diversity of its ownership, the volatility of its stock and the type of law firm it hires, they found that premiums offered to a target that insists on a go-shop are generally between 24% and 62% lower than in deals that aren’t shopped.

* * *

Research has shown higher bids rarely result from go-shops. A Harvard Law School researcher found go-shops brought higher bids in only 17% of deals studied, according to a 2008 review of boom-era buyouts.

* * *

52. Apollo’s rush to complete the deal at all costs has not gone unnoticed. As noted by Professor Steven M. Davidoff of Ohio State University in The New York Times article, “Apollo’s Rush to Get the Chuck E. Cheese Deal Done,” Apollo’s rush complete the deal is demonstrated not only by several unusual deal-protection devices, but such glaring mistakes as referring to the Delaware appraisal statute for the Kansas company:

Apollo Global Management is sprinting to acquire Chuck E. Cheese.

The parent company of Chuck E. Cheese, CEC Entertainment, announced on Thursday that it would be acquired for $1.3 billion by Apollo, the private equity firm. The deal contains a number of unusual provisions which seem to suggest that Apollo is concerned about a competing bid or a challenge.

Apollo’s acquisition of the restaurant chain — known to many parents for its combination of food, games and arcade-like entertainment — is structured as a tender offer instead of a merger. This creates timing advantages since a tender offer can be completed 20 business days after its commencement. A merger requires a shareholder vote and therefore a proxy statement to be prepared and circulated and a shareholder meeting held, which typically takes two to three months.

* * *

Plenty of deals are done as tender offers, but Apollo started its tender offer on Thursday, the same day the deal was announced. In similar situations, the bidder usually lets a few days to a week elapse, as the lawyers rest up from the rush to get the deal signed and then turn to the tender offer papers.

* * *

Unfortunately, rushing does create some errors. Chuck E. Cheese’s parent is a Kansas corporation and Apollo is required under the tender offer documents to describe shareholders’ appraisal rights. In the middle of describing Kansas appraisal rights in the tender offer to purchase, Apollo suddenly switches to discussing the text of the Delaware appraisal statutes and describes the Kansas statute as the “Delaware General Corporation Law.” Can we say oops?[2]

The deal also has a top-up option, which allows Apollo to acquire approximately 50 percent of the company in a tender offer and close at the same time, even if it does not reach the squeeze-out threshold of 90 percent.

In addition, the deal contains a so-called Burger King provision, termed thus because it was first used in 3G Capital’s 2010 acquisition of the parent company of Burger King. This provision allows Apollo to switch to a merger if the tender offer is not closed 45 days after its commencement.

Chuck E. Cheese must prepare the proxy for the merger and file it “promptly.” If the bid is delayed — perhaps because of a competing bid or more likely because of someone who agitates for a higher price — Apollo has the right to switch to a merger, which may make getting the deal done easier. Yes, I agree this seems like overkill, but why not when it is only lawyer time?

Other attributes of the deal also provide evidence that Apollo is worried about competition. The transaction has a go-shop provision, which permits Chuck E. Cheese to solicit other, superior bids. However, the go-shop is limited, mimicking a structure that Kirkland & Ellis first negotiated in Vista’s 2013 acquisition of Websense.

The go-shop in the Chuck E. Cheese deal is shorter than normal, lasting only 14 days instead of the normal 30-60 days. In addition, the go-shop is limited and

[2]	[The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 15, 2014 (the “Merger Agreement”), by and among Parent, the Offeror and the Company. The Merger Agreement provides, among other things, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (including the successful completion of the Offer) and in accordance with the relevant provisions of the Delaware General Corporation Law (the “KGCC”), that the Offeror will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Parent.] (emphasis added).

applies only to unidentified bidders who were invited to make a proposal in the second round of Chuck E. Cheese’s sale process. These parties are not specifically named. The termination fee is reduced to about $22.75 million if a deal is signed with one of these parties by Feb. 4.

But the cost of doing so was limiting the go-shop period, which probably coincides with what would have been the end date of the auction. There is also the lower termination fee if other parties still decide to bid.

The end result is that Apollo has forced any competing bidders to move very fast if they want to come back into this process. But the bidders in the auction are already likely up to speed with the process.

It is not just other bidders Chuck E. Cheese and Apollo appear to be worried about. Chuck E. Cheese also announced on Thursday that it had adopted a low-threshold poison pill, which is triggered at the 10 percent level. The pill is likely not aimed at any competing bidders, but a hedge fund or other shareholder activist that may try and accumulate a stake to block the deal and agitate for a higher price.

This is an unusual step that seems at odds with Chuck E. Cheese’s obligations to its shareholders, but the issue has yet to be addressed by the Delaware courts. It should be noted here that this appears to be something Apollo demanded. The merger agreement provides that if Chuck E. Cheese waives a provision of the poison pill or redeems it, Apollo can terminate the deal and receive the full termination fee.

Finally, the termination fee is high here outside the go-shop process. The break-up fee is described in the merger agreement as 3.5 percent of the equity value plus the company’s debt of $385 million. That’s about $45 million.

It is unclear under Delaware law whether the starting point to evaluate if the break fee is too high is the deal’s enterprise value (debt plus equity) or equity value (just equity). If you calculate the fee based on equity value, it is a high figure of approximately 5 percent. But remember, Chuck E. Cheese is incorporated in Kansas, so who knows what is right?

As a kicker, there is also a $7 million expense reimbursement to be paid to Apollo, in addition to the termination fee, pushing the payout any competing bidder must make even higher.

Will this all work? Chuck E. Cheese’s shares closed on Thursday at $54.75 a share, higher than the offer price of $54 a share, so the market is not sure who will capture the chain and its mouse-like mascot.

53. A similar conclusion was reached by The Wall Street Journal’s Liz Hoffman in an article entitled, “Chuck E. Cheese Deal Structured for Speed:”

Apollo Global Management LLC APO -2.75% doesn’t want anyone monkeying around with its deal for Chuck E. Cheese.

The private-equity firm’s $947 million buyout of CEC Entertainment Inc., which owns the kids restaurant and play center, is built for speed and certainty. It features a fast-moving deal structure, a “poison pill” that could deter activist hedge funds and rival bidders, and a notably short window for CEC to look for other offers.

It is the latest sign that buyers are concerned about shareholders and competitors disrupting their deals.

CEC’s new poison-pill defense is meant to prevent anyone from acquiring more than 10% of the Texas-based company. It makes it less likely that an activist would take a large stake and seek to block the deal or push for a higher price.

* * *

It is unusual for a company to adopt a pill alongside a friendly merger agreement. One of the last big deals to include one was Dell Inc.’s 2010 acquisition of Compellent Technologies Inc., lawyers say and regulatory filings show.

Apollo is also using a fast-moving type of takeover known as a tender offer, in which buyers acquire shares directly from investors, instead of scheduling a vote months down the road. Apollo will keep its offer open for 20 business days, the minimum allowed under federal securities rules, which gives little time to rally opposition or wage a campaign for a price bump.

Moreover, the deal includes a window for CEC to solicit better offers, but it is unusually short, at just 14 days. More standard is 30-45 days.

* * *

54. The tender off statement also describes a rush to agree to the Merger Agreement, with Apollo submitting a proposal to acquire the Company on January 7, 2014 and a revised proposal on January 12, 2014. The parties apparently agreed to the Buyout three days later on January 15, 2014, with Apollo commending the Tender Offer the following day on January 16, 2014.

The Board Hired a Conflicted Financial Advisor

55. Goldman Sachs has longstanding and lucrative business ties with Apollo, having acted as a joint investor, underwriter and financial advisor for Apollo and its affiliates in the past ten years. In 2003, Goldman Sachs and Apollo participated in a consortium to acquire Ondeo Nalco (“Nalco”) from Suez S.A. in a transaction valued at $4.2 billion. In 2004, Nalco was taken public, but Goldman Sachs and Apollo continued to own a substantial interest in Nalco until 2007 with Goldman Sachs retaining shares of Nalco until its sale to Ecolab Inc. in 2011.

56. In 2007, a Goldman Sachs affiliate, Goldman Sachs Tradable Unregistered Equity (GSTrUE) completed a $896 million offering for Apollo.

57. In 2007, Goldman Sachs also agreed to serve as an underwriter for an Apollo initial offering of 34 million shares of Apollo Class A Common stock at $24 per share. In connection with that offering, Goldman Sachs entered into a registration right agreement with Apollo. This agreement was still in effect as disclosed in Apollo’s November 11, 2013 quarterly report.

58. Goldman Sachs also served as a joint-book runner manager in a March 2011 offering of 21 million of Apollo’s Class A shares at a price of $19 per share.

59. Also in November 2011, an Apollo affiliate and Goldman Sachs jointly entered into an auction for Bank of America’s Corp.’s British and Irish card portfolios. A deal was ultimately reached in March 2012.

60. Goldman Sachs also acted as joint bookrunner as recently as May 2013 for public offering of 21.1 million Apollo Class A common shares priced at $25 per share.

61. In July 2013, affiliates of Apollo hired Goldman Sachs to explore the possibility of selling its majority, controlling stake in CKE Restaurant Holdings Inc. (“CKE”), the parent to Carl’s Jr. and Hardee’s restaurant chains. In November 2013, CKE announced an agreement with affiliates of Roark Capital Group (“Roark”), pursuant to which Roark would acquire a majority stake in CKE Inc. Apollo originally acquired CKE in 2010 in a deal valued at $1 billion. In 2012, Apollo commenced a public offering for CKE for which Goldman Sachs acted as an underwriter.

The Buyout Undervalues the Company

62. As provided above, the Company has strong future prospects and potential growth in both the U.S. and abroad. The Company has also benefited by a steady demand in its niche market just as its competitors turn away from family dining and entertainment. The Company is expected to open additional stores in 2014 and has reported revenue and income growth in 2013.

63. According to The Street Report CEC has earned a strong Buy rating since May 2013 (reiterated on January 19, 2014):

RECOMMENDATION

We rate CEC ENTERTAINMENT INC (CEC) a BUY. This is driven by a few notable strengths, which we believe should have a greater impact than any weaknesses, and should give investors a better performance opportunity than most stocks we cover. The company’s strengths can be seen in multiple areas, such as its solid stock price performance, reasonable valuation levels and expanding profit margins. We feel these strengths outweigh the fact that the company has had generally high debt management risk by most measures that we evaluated.

HIGHLIGHTS

Compared to its closing price of one year ago, CEC’s share price has jumped by 71.36%, exceeding the performance of the broader market during that same time frame. Regarding the stock’s future course, although almost any stock can fall in a broad market decline, CEC should continue to move higher despite the fact that it has already enjoyed a very nice gain in the past year.

39.41% is the gross profit margin for CEC ENTERTAINMENT INC which we consider to be strong. Regardless of CEC’s high profit margin, it has managed to decrease from the same period last year. Despite the mixed results of the gross profit margin, the net profit margin of 3.79% trails the industry average.

Regardless of the drop in revenue, the company managed to outperform against the industry average of 0.5%. Since the same quarter one year prior, revenues slightly dropped by 0.3%. The declining revenue appears to have seeped down to the company’s bottom line, decreasing earnings per share.

* * *

64. Indeed, the tender offer statement discloses that, on November 26, 2013, Apollo provided the Company with a non-binding offer to purchase the Company at $55-56 per share – above the $54 price offered in the Buyout.

65. The Individual Defendants initiated a process to sell the Company, which imposed heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s stockholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of CEC stockholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

COUNT I

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

66. Plaintiff repeats and realleges each allegation set forth herein.

67. The Individual Defendants have violated their fiduciary duties of care and loyalty, owed to public stockholders of CEC.

68. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in CEC.

69. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duty of loyalty owed to the stockholders of CEC because, among other reasons, they failed to take steps to maximize the value of CEC to its public stockholders.

70. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of CEC’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

71. Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class. Unless Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

72. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of the Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

COUNT II

Claim for Aiding and Abetting

the Individual Defendants’ Breach of Fiduciary Duties

Against Apollo

73. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

74. Apollo has acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to CEC’s public stockholders, and have participated in such breaches of fiduciary duties, including agreeing to the anti-waiver provision and the other Merger Agreement provisions complained of herein that benefit Apollo only.

75. Apollo has knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, A rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Buyout in breach of their fiduciary duties.

76. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that the action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants and the Company, their agents, counsel, employees and all persons acting in concert with them from consummating the Buyout, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for stockholders;

C. Invalidating the anti-waiver provision and the other Merger Agreement provisions complained of herein, or, in the alternative, enjoining the performance and/or enforcement of the anti-waiver provision;

D. Rescinding, to the extent already implemented, the Buyout or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

F. Awarding Plaintiff the costs and disbursements of the action, including attorneys’ and experts’ fees and expenses; and

G. Granting such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

The Plaintiff hereby demands this matter be heard by a jury.

Dated: January 21, 2014	KENNER NYGAARD DeMAREA KENDALL, LLC.

/s/ Diane A. Nygaard
Diane A. Nygaard, KS#10997
11050 Roe Ave., Suite 212
Overland Park, KS 66211
	Phone:	(816) 531-3100
	Fax:	(816) 531-3600
	E-mail:	diane@kndklaw.com

GARDY & NOTIS, LLP
James S. Notis
Kira German
560 Sylvan Avenue, Suite 3085
Englewood Cliffs, NJ 07632
	Phone:	(201) 567-7377
	Fax:	(201) 567-7337
	Email:	jnotis@gardylaw.com kgerman@gardylaw.com

Counsel for Plaintiff